December 22, 2010

Securities and Exchange Commission
Division of Corporate Finance
1 Station Place, N.E., Mail Stop 4631
Washington, D.C. 20549

Attention:	Terence O'Brien
Accounting Branch Chief

Re:	Ceradyne, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 23, 2010
Proxy Statement
Filed April 30, 2010
File No. 000-13059

Dear Mr. O’Brien:

Ceradyne, Inc. (“Company”) respectfully submits the following information in response to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in its letter to Ceradyne, Inc. dated November 24, 2010.  We have reproduced the Staff’s comments, followed by the response from management of the Company.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

1.           In your response to our prior comment 14, we note your statement that you will consider moving the requested disclosure to the CD&A section.  Please note that this information should be included in the CD&A section as Items 402(b)(1) and 402(b)(xv) of Regulation S-K calls for a discussion of all material elements of compensation to the named executive officers, including the role of executive officers in determining executive compensation.

Response:
Prior comment 14 asked us to disclose in the Compensation Discussion and Analysis section of future filings “the role of executive officers in determining executive compensation.”  Prior comment 13, referring to our discussion of the Compensation Committee’s processes and procedures (which is in a section separate from the CD&A), asked us to “clarify whether Mr. Moskowitz makes recommendations to the Compensation Committee regarding his own compensation and compensation of the company's directors.”  These two comments are quite similar, although they refer to two distinct sections of our proxy statement.

We note that Regulation S-K Item 407(e)(3)(ii) regarding compensation committees, requires that we “(3) Provide a narrative description of the registrant’s processes and procedures for the consideration and determination of executive and director compensation, including: … (ii) any role of executive officers in determining or recommending the amount or form of executive and director compensation….”  We also note that Regulation S-K Item 402(b)(2)(xv) regarding the Compensation Discussion and Analysis section, provides that in discussing the material elements of compensation of the named executive officers, the registrant may include “(xv) the role of executive officers in determining executive compensation.”

In our 2010 proxy statement, our discussion regarding the role of executive officers in determining executive compensation was included in the section discussing the compensation committee’s processes and procedures, and we included a cross reference to that disclosure at the beginning of our CD&A section.  In our response to prior comment 14, where we were asked to show what our disclosure would have looked like for 2009, we expanded upon the disclosure that we had included under our discussion of the Compensation Committee’s processes and procedures.  Since both S-K Item 407(e)(3)(ii) and S-K Item 402(b)(2)(xv) ask for similar information to be disclosed in two distinct sections of the proxy statement, to avoid redundancies we may include this disclosure in one section and include a cross reference in the other.  Our response to prior comment 14 merely stated that we may move the disclosure to the CD&A section, in which case we would include a cross reference in the discussion of the compensation committee.  However, it seems that the role of executive officers in determining executive compensation more appropriately relates to processes and procedures than it does to analysis of the material elements of compensation of the named executive officers.

Cash Compensation, page 14

2.           We note your response to our prior comment 17.  In addition to the information provided in your response, please also disclose in future filings how you determined the cash bonus formula for each of your named executive officers.  For example, we note that Mr. Moskowitz’s bonus was determined based on 1.0% of consolidated pre-tax income.  Please disclose how you arrived at 1.0%.  Supplementally, please show us what this disclosure would have looked like for 2009.  Refer to Item  402(b)(1)(v) of Regulation S-K.

Response:
As described in our responses to prior comments 16 and 17, the bonus formulas, caps and, in 2009, a threshold for our CEO and CFO, for our named executive officers evolved over several years, with minor modifications being made each year.  The basic bonus formulas date back many years, and were fine tuned over the years based on the factors described in our previous responses.  The original framework for bonuses based on a percentage of pre-tax income was conceived many years ago by our CEO and founder, Joel P. Moskowitz.  His concept was to allocate approximately 10% of pre-tax income as bonuses among the executive officers, in such amounts as would allow each executive officer to earn, in a good year, a bonus amount up to approximately one times his base salary; in other words, to enable the executive to double his base salary.  Using this framework, Mr. Moskowitz initially set the percentages of pre-tax income, and whether the percentage would apply to consolidated pre-tax income or to a particular division, for each of the executive officers.  As described in the CD&A section of our 2010 proxy statement under the subheading “Executive Compensation Program Objectives and Overview,” this basic framework was continued each year “because the cash bonus plan was popular with management and was positive for morale,” with several modifications and refinements being made over the years as discussed in that section and in our prior responses.  Had the CD&A section in our 2010 proxy statement included this information, we would have included the information provided above within the discussion under the subheading “Executive Compensation Program Objectives and Overview.”

Equity Based Compensation, page 15

3.           In your response to our prior comment 18, we note your statement that the Compensation  Committee, in deciding how many RSUs to award to each named executive officer, took into account that the grant date fair value of the RSUs granted in 2009 was approximately one-half the grant date fair value of the RSUs granted in 2008.  We further note your statement that the number of RSUs granted to your named executive officers in 2009 was the same as the number of RSUs granted in 2008.  Please tell us how the Compensation Committee decided to award approximately one-half the value of RSUs in 2009 than in 2008 and how that amounts aligns with the company’s compensation objectives.

Response:
The Compensation Committee granted RSUs to executive officers at its meeting held in March 2009.  The financial results of the Company had declined from record high sales of $756.8 million for the fiscal year ended December 31, 2007, to $680.2 million in 2008 and $400.6 million in 2009.  Net income had declined from a record $142.2 million in 2007, to $104.5 million in 2008 and $8.5 million in 2009.  In light of these recent significant declines in the Company’s financial performance, Mr. Moskowitz, in his judgment, recommended, and the Compensation Committee, in its judgment, concurred, that the value of RSUs granted in 2009 should be substantially less than the value of RSUs granted in 2008.  With the stock price at about 50% of its value in March 2009 compared to March 2008 (when the 2008 RSUs were granted), Mr. Moskowitz and the Compensation Committee determined that granting the same numbers of RSUs to the named executive officers, resulting in approximately one half the value of the RSUs granted in 2008, was fair and appropriate, and consistent with the overall objective of targeting total compensation at the median of the peer group.

Summary Compensation Table, page 20

4.           We note your response to our prior comment 22.  Please note that Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K requires a cross reference to the financial statements, footnotes to the financial statements, or the Management’s Discussion and Analysis for a discussion of the assumptions made in the valuation of stock awards.

Response:
The RSUs we grant have no exercise price.  We included the following statement in footnote 2 to the Grants of Plan-Based Awards in Fiscal Year 2009 table in our 2010 proxy statement:  “Under FASB ASC Topic 718, the grant date fair value of RSUs is calculated using the closing price of Ceradyne common stock on the date of grant, multiplied by the number of RSUs granted.”  This is a complete explanation of how grant date fair value of RSUs is determined; no assumptions are required.  As we stated in our response to prior comment 22, we will include this same statement in a footnote to the “Stock Awards” column in the Summary Compensation Table in future filings.

Director Compensation, page 26

5.           In your response to our prior comment 26, we note your statement that Mr. Moskowitz and Mr. Edelstein consider peer group data when making recommendations for director compensation.  With a view toward future disclosure, please tell us if Mr. Moskowitz and Mr. Edelstein or the Compensation Committee engage in benchmarking director compensation to the peer group.  If director compensation is benchmarked to the peer group, please tell us where within the peer group your director compensation falls.

Response:
The most recent survey of peer group data regarding non-employee director compensation was prepared for Ceradyne in August 2006 by Hewitt Associates.  The survey compared non-employee director compensation earned in 2005, as reported in the 2006 proxy statements of Ceradyne and the peer group companies.  This data indicated that the compensation paid to Ceradyne’s non-employee directors was significantly below the median compensation of the peer group.  Using this peer group data as a guide, and with input from Mr. Moskowitz, the Compensation Committee adjusted the compensation for non-employee directors, effective for 2007, to move closer, but not equal, to the median compensation of the peer group.  This fee structure for Ceradyne’s non-employee directors has continued unchanged through 2010.  The total compensation earned by Ceradyne’s non-employee directors in 2009, as reported in our 2010 proxy statement (consisting of cash fees and the full grant date fair value of restricted stock units, but not including additional fees paid to the committee chairpersons or to the lead director) was $118,540.  This compares to the median compensation earned by the peer group in 2005 (the most recent year for which we considered peer group data) of $167,802.

# # #

In connection with the above responses to the Staff’s comments, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After the staff has reviewed the above responses from the Company, we would be pleased to answer any further questions or provide additional information as necessary to facilitate the completion of your review.

Sincerely,

By:   /s/ Jerrold J. Pellizzon
     Jerrold J. Pellizzon
     Chief Financial Officer

cc:            Tracey McKoy, Staff Accountant
  Jessica Dickerson, Staff Attorney